SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

Keith M. Pinter
825 Third Avenue, 26th Floor
New York, New York 10022
Telephone: (212) 573-0668

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.L.A.R. S.p.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,571,432 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,571,432 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,432 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ CERTAIN SHARES (see instructions) (2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.48% (3)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)  Issuable upon conversion of 240,000 shares of Series A Convertible Preferred Stock of the Issuer issued to the Reporting Person in connection with the transaction described in Item 4 of this statement.
(2)  Excludes 214,412 shares owned by Virgilio Pallini, an officer and director of, and holder of shareholder voting rights in, the Reporting Person, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4
(3)  The calculation of the percentage is based on (i) 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and (ii) 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in Item 4 of this statement.

CUSIP No. 148435100	13D	Page 3 of 8 Pages

SCHEDULE 13D

Item 1. Security and Issues

The class of equity securities to which this statement relates is Common Stock, par value $0.01 per share of the Issuer to be issued upon conversion of the Reporting Person’s Series A Convertible Preferred Stock of the Issuer (the “Series A Preferred Stock”).

The Issuer is Castle Brands Inc., a Delaware corporation.  The address of the Issuer’s principal executive office is 570 Lexington Avenue, 29th Floor, New York, New York 10022

Item 2. Identity and Background

The name of the Reporting Person is I.L.A.R. S.p.A.  It is a corporation organized under the laws of Italy.  The principal business of the Reporting Person is the production of alcoholic beverages.  The address of its principal business and its principal office is via Tiburtina, 1314, 00131 Roma, Italy.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of 240,000 shares of Series A Preferred Stock of the Issuer acquired by the Reporting Person on October 20, 2008 for $3,000,000 pursuant to the Purchase Agreement (as defined herein) was from the working capital of the Reporting Person.

Item 4.   Purpose of Transaction

On October 11, 2008, the Issuer entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with each of the Frost Gamma Investment Trust, Vector Group Ltd., the Reporting Person, Halpryn Group IV, LLC, Lafferty Limited, Jacqueline Simkin Trust As Amended and Restated 12/16/2003, Hsu Gamma Investment, L.P., MZ Trading LLC and Richard J. Lampen (collectively, the “Purchasers” and collectively, without the Reporting Person, the “Other Purchasers”), providing for the issuance and sale of $15,000,000 (the “Purchase Price”) of the Series A Preferred Stock, an aggregate of 1,200,000 shares, at a purchase price of $12.50 per share (which is, in effect upon conversion, $0.35 per Common Share). Each share of Series A Preferred Stock will, as described below, be automatically converted into Common Shares at a rate of 35.7143 Common Shares for each share of Series A Preferred Stock, subject to adjustment as set forth in the Certificate of Designation of the Series A Preferred Stock (the “Certificate of Designation”). The closing of the transactions contemplated by the Purchase Agreement (the “Closing”) occurred on Monday, October 20, 2008. The issuance of the shares of Series A Preferred Stock was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

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Board Composition. In connection with and as required by the Purchase Agreement, upon execution of the Purchase Agreement, four of the Issuer’s nine directors, Keith Bellinger, Colm Leen, Kevin Tighe and Robert Flanagan, resigned and the remaining five members of the Board of Directors of the Issuer (the “Board”) appointed four directors designated by the Purchasers, Dr. Phillip Frost, Glenn Halpryn, Richard J. Lampen and Micaela Pallini, to serve on the Board to fill such vacancies.

Management. In connection with the transaction, effective October 11, 2008, the Board appointed new management to replace Donald L. Marsh, who had acted as the Issuer’s President and Chief Operating Officer. Mr. Lampen was appointed to serve as the Issuer’s interim President and Chief Executive Officer, and John Glover, the Issuer’s Senior Vice President - Marketing, was promoted to the position of Chief Operating Officer of US Operations.

Stockholder Meeting. As provided by the Purchase Agreement, the Issuer’s stockholders will be asked to vote on the following at a special meeting that will be held on a date to be announced by the Issuer:

•
amendments to the Issuer’s charter to increase the authorized shares of the Issuer to 250,000,000 shares, 225,000,000 shares of which will be designated as Common Shares and 25,000,000 shares of which will be designated as preferred stock, and to permit stockholders to act by written consent and

•	the election of a to be determined number of directors designated by the Purchasers as the sole directors comprising the Board.

Conversion of Series A Preferred Stock. As part of each Purchaser’s agreement with the Issuer, each Purchaser will vote in favor of the foregoing proposals. After the amendment to the Issuer’s charter to increase its authorized shares is approved by stockholders, each outstanding share of Series A Preferred Stock will be automatically converted into 35.7143 Common Shares.

Conversion and/or Amendment of Notes. Concurrently with the Closing, (a) all of the Issuer’s 6% convertible notes, in the principal amount of $9 million, due March 1, 2010, plus accrued interest, were converted into shares of Series A Preferred Stock at a per share price of $23.21 (which is, in effect upon conversion, $0.65 per Common Share) and (b) substantially all of the outstanding principal of the Issuer’s 9% senior secured notes, in the principal amount of $10 million, due May 31, 2009, plus accrued interest, were converted into shares of Series A Preferred Stock at a per share price of $12.50 (which is, in effect upon conversion, $0.35 per Common Share), and the remaining unconverted notes (in the principal amount of $300,000) were amended so that, among other things, (i) the maturity date was extended to May 31, 2014, (ii) the interest rate was reduced to 3%, payable at maturity, and (iii) the security interest in the collateral of the Issuer will be terminated. Following the Closing, holders of Series A Preferred Stock (comprised of the Purchasers and the converting note holders, many of which were stockholders of the Issuer prior to the transactions contemplated by the Purchase Agreement) own, excluding their prior ownership, approximately 85% of the Common Shares on an as-converted basis.

Representations and Warranties; Covenants. The Purchase Agreement contains customary representations and warranties by the Issuer and each of the Purchasers. The Purchase Agreement also contains customary covenants and agreements, including with respect to the operation of the business of the Issuer and its subsidiaries between signing and the conversion of the Series A Preferred Stock, governmental filings and approvals, public disclosures and similar matters. Until the conversion of the Series A Preferred Stock into Common Shares, the Issuer must conduct its business in the ordinary course and use its best efforts to preserve its business organization and significant business relationships. In addition, the Issuer cannot (except in certain cases in the ordinary course and consistent with past practice) take a number of specified actions that are customarily prohibited pending a closing.

CUSIP No. 148435100	13D	Page 5 of 8 Pages

Indemnification. The Issuer must indemnify each Purchaser against losses relating to (i) any breach of the Issuer’s representations or covenants or (ii) any claim brought against the Purchasers by a third party, arising out of or resulting from the execution, delivery, performance or enforcement of the transaction documents or the status of the Purchasers as holders of the Issuer’s shares. No Purchaser will be entitled to indemnification unless the amount of loss exceeds $50,000, and the Issuer’s maximum liability will not exceed the Purchase Price.

Fees and Expenses. The Issuer must pay the Purchasers’ expenses incurred in connection with the transactions contemplated by the Purchase Agreement.

Termination of Credit Agreement. In connection with the transactions contemplated by the Purchase Agreement, the Credit Agreement, dated October 22, 2007, by and between the Issuer and the Nevada Trust (the “Frost Credit Agreement”), was terminated. The terms of the Frost Credit Agreement enabled the Issuer to borrow up to $5.0 million. As of the execution of the Purchase Agreement, no amounts were outstanding under the Frost Credit Agreement. The Frost Credit Agreement was terminated in partial consideration of the Purchasers’ execution and delivery of the Purchase Agreement and the performance of the transactions contemplated thereby.

Certificate of Designation. The Certificate of Designation, which was filed with and accepted by the Secretary of State of the State of Delaware on October 9, 2008, establishes the rights, designations, preferences, qualifications, privileges, limitations and restrictions of the Series A Preferred Stock.

Dividends. Dividends may be paid on the Common Shares only if dividends are paid on the Series A Preferred Stock in an amount for each such share of Series A Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of the Common Shares into which each such share of Series A Preferred Stock could then be converted.

Preference on Liquidation. In the event of any liquidation, dissolution or winding-up of the Issuer, the assets of the Issuer available for distribution to stockholders will be distributed as follows:

•
First, the holders of the Series A Preferred Stock will be entitled to receive, before any payment is made to holders of the Common Shares or any other junior securities, $0.01 per share of Series A Preferred Stock.

•
If the foregoing is insufficient to permit the payment to such holders of the full preferential amounts described above, then all of the Issuer’s assets will be distributed ratably among the holders of the Series A Preferred Stock in proportion to the amount of such Series A Preferred Stock owned by each such holder.

•
After paying in full the preferential amounts due the holders of Series A Preferred Stock, the remaining assets of the Issuer, if any, will be distributed among the holders of the shares of Series A Preferred Stock and Common Shares, pro rata based on the number of shares held by each such holder, on an as-converted basis.

Voting. Holders of shares of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer’s stockholders on an as-converted basis. Except as otherwise required by law, the holders of shares of Series A Preferred Stock and Common Shares will vote together as a single class, and not as separate classes.

CUSIP No. 148435100	13D	Page 6 of 8 Pages

Automatic Conversion. Each share of Series A Preferred Stock will automatically be converted into Common Shares, at the then effective conversion rate, upon the filing of an amendment to the Issuer’s charter, which, once effective, makes available a sufficient number of authorized but unissued and unreserved Common Shares to permit all then outstanding shares of Series A Preferred Stock to be converted. The conversion rate is 35.7143 Common Shares for each share of Series A Preferred Stock, and is subject to customary adjustment for dilutive issuances.

The number of shares of Series A Preferred Stock purchased by each Purchaser and the Purchase Price paid by such Purchaser are set forth in the table below.

Name	# of Shares of Series A Preferred Stock	% of Total Shares under Purchase Agreement	% of Common Shares As- Converted(1)	Purchase Price
Frost Gamma Investment Trust	397,200	33.10%	14.04%	$4,965,000
Vector Group Ltd.	320,000	26.67%	11.31%	$4,000,000
I.L.A.R. S.p.A.	240,000	20.00%	8.48%	$3,000,000
Halpryn Group IV, LLC	80,000	6.67%	2.83%	$1,000,000
Lafferty Ltd.	80,000	6.67%	2.83%	$1,000,000
Jacqueline Simkin Trust As Amended and Restated 12/16/2003	40,000	3.33%	1.41%	$500,000
Hsu Gamma Investment, L.P.	40,000	3.33%	1.41%	$500,000
MZ Trading LLC	1,400	0.12%	0.05%	$17,500
Richard J. Lampen	1,400	0.12%	0.05%	$17,500
Total:	1,200,000	100%	42.42%	$15,000,000

(1)  The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in this Item 4.

The foregoing description of each of the Purchase Agreement, the Certificate of Designation and the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designation and the Indemnification Agreements, as applicable, copies of which are filed as Exhibits 1, 2 and 3 hereto, respectively, and are incorporated in this report by reference.

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Item 5.   Interest in Securities of the Issuer

The Reporting Person beneficially owns Common Shares as follows:

Name	Number of Common Shares	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding

I.L.A.R. S.p.A	8,571,432(1)(2)	Sole	Sole	8.48%(3)

(1)  Issuable upon conversion of 240,000 shares of Series A Preferred Stock of the Issuer issued to the Reporting Person in connection with the transaction described in Item 4 of this statement.
(2)  Excludes 214,412 shares owned by Virgilio Pallini, an officer and director of, and holder of shareholder voting rights in, the Reporting Person, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4
(3)  The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Preferred Stock issued in connection with the transaction described in Item 4 of this statement.

There does not exist any agreement between or among the Reporting Persons and any of the Other Purchasers regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, the Reporting Persons disclaim beneficial ownership of the shares of the Issuer’s securities held by each of the Other Purchasers.

The information contained in Item 4 of this statement is incorporated herein by reference.

  Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 4 of this statement is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 1	Series A Preferred Stock Purchase Agreement, dated October 11, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 14, 2008).

Exhibit 2
Certificate of Designation of Series A Convertible Preferred Stock of Castle Brands Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on October 14, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 21, 2008

I.L.A.R. S.p.A

By:    /s/ Virgilio Pallini
Name:  Virgilio Pallini
Title:  Director